Friendly Energy Exploration

July 1, 2008

Office of Natural Resources
U.S. Securities & Exchange Commission
Washington, D.C. 20549
Attn: Roger Schwall, Asst. Director

Re: Form 10 - Request for Withdrawal of Registration Statement
Filed June 5, 2008, File # 00-31423

Dear Sir:

We request withdrawal of the Registration Statement we filed with the S.E.C on June 5, 2008. The Registration Statement is being withdrawn because we previously filed a Form 10-SB on August 31, 2000 and are already a reporting company under the 1934 Act. We had never reached the “clear comments” stage, and thought that it was appropriate to file a new Form 10. Once the withdrawal is effective, we will work with your staff to clear comments on the original Form 10-SB filed in 2000.

Respectfully submitted,

/s/ Douglas B. Tallant
Douglas B. Tallant
President

502 North Division Street	Phone: (702) 953-0411
Carson City, NV 89703	Fax: (702) 987-1355